# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DevvStream Corp., CIK 0001854480
CUSIP: 251936100
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 33rd Floor, New York, New York (NY), 10105
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-22-004728
Filed by CIK 0001854479

## Reporting persons
- Focus Impact Sponsor, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 16,950,000; shared voting power 0; sole dispositive power 19,888,147; shared dispositive power 0; aggregate amount beneficially owned 19,888,147 (46.6% of the class)
  Comment: (1) 19,888,147 common shares of the issuer (the "Common Shares") includes (i) 5,572,900 Common Shares held of record by the Reporting Person, (ii) 10,855,040 Common Shares issuable upon the exercise for cash of 11,200,000 private placement warrants held by the Reporting Person, each whole warrant is exercisable for 0.9692 Common Shares upon payment of $1.52 per share or can be exercised on a cashless basis (the "Private Placement Warrants"), as further described in the warrant agreement, dated November 1, 2021, by and between the issuer (as successor of Focus Impact Acquisition Corp.) and Continental Stock Transfer & Trust Company, as warrant agent (the "Warrant Agreement") and publicly filed by the issuer with the U.S. Securities and Exchange Commission (the "SEC"), and (iii) 3,460,207 Common Shares issuable upon the conversion of $3,000,000 of the principal amount outstanding under the Convertible Notes (as defined below) at a floor price of $0.867 per share (subject to adjustment, as further described below, and assuming no conversion of any unpaid and accrued interest under the Convertible Notes).
  (2) 46.6% is calculated by using a denominator that is equal to (i) 28,343,067 Common Shares outstanding as of January 23, 2025, as reported in the issuer's Quarterly Report on Form 10-Q filed on January 23, 2025 with the SEC, (ii) 3,460,207 Common Shares issuable upon the conversion of $3,000,000 of the principal amount outstanding under the Convertible Notes (assuming a conversion at a $0.867 per share floor price (subject to adjustment, as further described below) and assuming no conversion of any unpaid and accrued interest under the Convertible Notes), plus (iii) 10,855,040 Common Shares issuable upon an exercise for cash of the 11,200,00 Private Placement Warrants held by the Reporting Person.

## Item 1. Issuer
Name of issuer: DevvStream Corp.
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 33rd Floor, New York, New York, 10105

## Item 2. Person Filing
Name of person filing: This statement is filed by Focus Impact Sponsor, LLC, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
345 Avenue of the Americas, 33rd Floor
New York, New York 10105
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover page.
As of December 31, 2024, the Reporting Person is the record holder of the reported securities. The $3,000,000 of 5.3% convertible notes issued to the reporting person on November 13, 2024 have a maturity date that is 2 years from November 13, 2024 (the "Convertible Notes"). The $3,000,000 principal loan amount and any additional accrued and unpaid interest under the Convertible Notes are convertible into Common Shares at a 25% discount to the issuer's 20-day volume weighted average share price, subject to a floor price of $0.867 per share. Certain terms of the Private Placement Warrants, such as the exercise price, have been adjusted by the issuer following the closing of the business combination of Focus Impact Acquisition Corp. and DevvStream Holdings Inc. on November 6, 2024 and as described in more details in the Warrant Adjustment Notice issued by the issuer on December 6, 2024. The Private Placement Warrants are not redeemable by the issuer and expire November 6, 2029.
There are four managers on the Reporting Person's board of managers. Each manager has one vote, and the approval of a majority is required to approve an action of the Reporting Person. As such, each manager disclaims beneficial ownership of the reported securities and the filing of this statement shall not be construed as an admission that the Reporting Person or any manager is the beneficial owner of any securities covered by this statement.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Focus Impact Sponsor, LLC: /s/ Wray Thorn, Wray Thorn / Manager (02/13/2025)